STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                 August 30, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549

Attention:        Martin F. James, Senior Assistant Chief Accountant
                  Praveen Kartholy, Staff Accountant

                  RE:      STANDARD MOTOR PRODUCTS, INC.
                           ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 FILED ON MARCH 31, 2005; FILE NO. 001-04743

Dear Sirs:

                  On behalf of Standard Motor Products, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter dated August 16, 2005 in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K"). The following responses are numbered to correspond to the Staff's numbered comments contained in the Staff's letter.

     1.  REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         In connection with the filing of our Form 10-K, our independent registered public accounting firm, Grant Thornton LLP ("Grant Thornton"), provided us with a "disclaimer" opinion, in which Grant Thornton stated that, as of December 31, 2004, it was unable to apply procedures to satisfy itself as to the effectiveness of the Company's internal control over financial reporting and that the scope of its work was not sufficient to enable it to express an opinion of the Company's internal control over financial reporting. Given early difficulties in implementing Section 404 of the Sarbanes-Oxley Act ("SOX 404") as well as a change of auditors in the middle of the year, we were unable to complete our SOX 404 documentation, testing and assessment for 2004. As such, it was not possible for Grant Thornton to conduct the necessary review to opine on our implementation of SOX 404.

         The procedures, which Grant Thornton was unable to perform, related primarily to inadequate documentation and incomplete testing of our key controls and processes of our IT function. Such procedures, particularly for IT, require a significant portion of the review to be done in real time. Accordingly, as of December 31, 2004, Grant Thornton could not conduct in real time an audit and test of our IT-related




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         processes and key controls because the documentation and testing results for such processes and key controls were incomplete on such date, and thereby Grant Thornton could not provide us with an opinion as to our internal control over financial reporting at the time we filed our Form 10-K. Furthermore, for the same reasons as stated above, Grant Thornton is currently unable to provide us with an opinion as to our internal control over financial reporting because it is unable to conduct real time testing of the IT-related key controls and processes which we had in place as of December 31, 2004.

         Due to the reasons discussed above, we respectfully advise the Staff that we are unable to file an amended Form 10-K to include an opinion of Grant Thornton as to the effectiveness of our internal control over financial reporting. We advise the Staff that we have since secured the necessary resources, both internally and with outside expert consultants, and are diligently working to remediate our material weaknesses in our internal control over financial reporting. We intend to have all appropriate documentation, key controls and procedures in place so that Grant Thornton can conduct its audit and testing of our key controls and processes as of December 31, 2005. We respectfully request that the Staff allow us to obtain an opinion of Grant Thornton regarding the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the year ended December 31, 2005.

     2. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR NEW CUSTOMER ACQUISITION COSTS

         We supplementally advise the Staff that we relied upon FTB 90-1 to support our previous position of capitalizing costs relating to acquiring a customer as these costs were directly related to the acquisition of new customers and would not have been incurred but for the acquisition of such customers. We also believed that since the agreements are contractual in nature, it is probable they will result in future sales. We believed that this supported our position that these costs are incurred to acquire new customers (to be recovered from future sales to them) and are not incurred as a result of a single exchange transaction.

         In addition, we capitalized only direct costs incurred to acquire the new customer and did not capitalize any payroll or fringe benefits as these were not considered material. We relied upon FAS 91 to support this capitalization policy.

         The Company amortized the deferred new customer acquisition costs over 12 months for the following reasons:

            o The Company has long term relationships with almost all of its customers.
            o Its customers are unlikely to change vendors within one year as much is involved when this change occurs, including various costs and a lot of time negotiating with new vendors. Although the costs noted above are often partially absorbed by the new vendor, the time, effort, disruption to business and amount of cost incurred by the customer is too significant to warrant such changes.



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            o     Although the stock lifting is incurred in connection with the initial exclusivity arrangement, the Company's performance over time will be a significant factor in maintaining the relationship beyond an initial period. Amortization over one year corresponds to an initial relationship period that benefits from the stock lifting.

         We also relied upon PPL 01-029 ASSISTANCE IN INTERPRETING AND IMPLEMENTING STAFF ACCOUNTING BULLETIN (SAB) NO 101 REVENUE RECOGNITION IN FINANCIAL STATEMENTS for further support of our deferral of direct customer acquisition costs and amortization of such costs over a 12-month period. Additionally, FTB 90-1 and FAS 60 require new customer acquisition costs to be amortized over the expected benefit period, not the life of the contract (taking into consideration that most insurance contracts can be terminated prior to the contract period). Thus, we believed that these two accounting literatures supported the Company's policy to amortize the deferred new customer acquisition costs over 12-month period.

         For all of the reasons set forth above, the Company believed that one year was a conservatively representative amortization period.

     3.  REVENUE RECOGNITION

         a) DISCOUNTS, ALLOWANCES AND INCENTIVES: In connection with our sales activities, we offer a variety of customer discounts, allowances and incentives, which we believe are common practices in our industry. First, we offer cash discounts for paying invoices in accordance with the specified discounted terms of the invoice. Historical experience is analyzed on a timely basis and is applied as a basis for reduction of sales. Second, we offer pricing discounts based on volume and different product lines purchased from us. These discounts are principally in the form of "off-invoice" discounts and are immediately deducted from sales at the time of sale. For those customers that choose to receive a payment on a quarterly basis instead of "off-invoice", we accrue for such payments as the related sales are made and reduce sales accordingly. Finally, rebates and discounts are provided to customers as advertising and sales force allowances. We account for these as a reduction to revenues, based on estimates of the criteria that give rise to such allowances, and record them when sales are recorded. We routinely review these criteria and our estimating process and make adjustments as facts and circumstances change. We advise the Staff that we will provide further disclosure in our future periodic filings regarding the above.

         b) STANDARD PLUS CLUB: The amounts received for the services provided within our Standard Plus Club program are not material to our operations. In addition, the services are not offered as part of our normal sales as they are not provided to our customers. Rather, they are offered to the installers of our products as part of our marketing strategy for generating increased demand. The expenses incurred in conducting this marketing program are only partially offset by the amounts charged to the program participants.



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               Since the services provided by the Standard Plus Club are not provided to our customers in addition to our product sales to them, the guidance on multi-element arrangements in EITF 00-21, Revenue Arrangements with Multiple Deliverables and SAB 104, was determined as not applicable in light of these facts. Moreover, the proceeds generated only partially cover our marketing expenses related thereto.

               Based on the foregoing, we respectfully advise the Staff that further disclosure in our future periodic filings regarding our Standard Plus Club is unwarranted as such program is an immaterial part of our business.

         c) PRODUCT RETURNS: We permit our customers to return products to us within customer-specific limits in the event that they have overstocked their inventories. Overstocked returns pertain to inventory that is not defective, but rather new; that is not considered obsolete by the Company; and that the Company believes it can utilize. As is common in our industry, our customers' rights of overstock returns are generally limited to a specified percentage (averaging approximately 5%) of their annual purchases from us, thereby limiting their rights of return, both in terms of length of time and amount. Annual limits cannot be carried forward to the upcoming year. The Company accrues for returns as a percentage of sales, after giving consideration to recent returns history.

               The amount of overstock returns we have recorded in each of the three years presented in our Form 10-K are $38,641,000, $36,495,000 and $26,359,000 for 2004, 2003 and 2002,
               respectively.



     4.  GOODWILL AND OTHER INTANGIBLE ASSETS

         In connection with the Dana Engine Management ("DEM") acquisition, we had engaged Deloitte & Touche ("D&T") to perform a valuation of the other identified intangible assets acquired in the transaction. The valuation was completed by D&T and it identified two specific intangible assets: trademarks and customer relationships. An adjustment was made in the June 30, 2004 quarterly results to reflect the results of the report. At that time, our auditors, KPMG LLP, had reviewed the valuation report and were satisfied with the report.

         On September 27, 2004, we changed auditors to Grant Thornton LLP ("GT"). In connection with the quarterly review procedures performed as of September 30, 2004, GT reviewed the D&T report and the assumptions used therein. The valuation methodology selected by D&T was deemed reasonable and in accordance with generally accepted valuation principles. However, in reviewing the assumptions used, GT believed certain of the assumptions did not appear reasonable in regard to the customer relationship asset. Discussions were held with management, GT and D&T. The primary concern raised by GT centered on the assumption that income derived from the customer relationships would be reduced by lower margins being generated in the early post acquisition years resulting from inefficient operations prior to the full integration of the businesses. It was GT's opinion that the value of a customer relationship should not be reduced by inefficiencies from the early years. A revised analysis was prepared by the Company to eliminate these inefficiencies and resulted in an additional $2 million increase in the value of the customer relationships.



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     5.  CONTROLS AND PROCEDURES

         We agree with the Staff's position that the certifications provided by our principal executive officer and principal accounting officer should have stated that management's conclusion regarding the effectiveness of our disclosure controls and procedures is AS OF THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT. However, we respectfully request that the Staff allow us to make such change in future filings instead of amending our Form 10-K. We advise the Staff that the failure to include such language in our Form 10-K was merely an oversight and was not done intentionally. We do not believe that the error is material to an investment decision or is necessary for the protection of investors.

         In response to the Staff's comments, the Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 718-392-0200 or Carmine Broccole at 718-316-4940, if you have any questions regarding this matter.


                                 Very truly yours,


                                 /s/ JAMES J. BURKE
                                 --------------------
                                 James J. Burke
                                 Chief Financial Officer
                                 Vice President, Finance











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